Securities and Exchange Commission
Washington, D.C.  20549
SCHEDULE 13D
(Rule 13d-101)

information to be included in statements filed pursuant to
§240.13d-1(a) and amendments thereto filed pursuant to §240.13d -2(a)

UNDER THE SECURITIES EXCHANGE ACT OF 1934

MYMETICS CORPORATION
(Name of Issuer)

Common Stock
(Title of Class of Securities)

693286 10 6
(CUSIP Number)

Oliver Norman
Round Enterprises, Ltd., BVI
Sir William Place, St. Peter Port
Guernsey, GYI 4HQ Channel Islands
Tel. No.: 44 (0) 1481 7 23573

Copy to:

Ernest Stern, Esq. Akerman Senterfitt LLP 750 Ninth Street, N.W., Suite 750 Washington, D.C. 20001 (202) 824-1705
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 19, 2012
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.: 693286 10 6	SCHEDULE 13D	Page 2 of 5

1.	names of reporting persons Round Enterprises Ltd.
2.	check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	sec use only
4.	source of funds (See Instructions) PF, WC
5.	check if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e) ☐
6.	citizenship or place of organization British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.
sole voting power

141,006,552 all of which are held through Anglo Irish Bank, SA, as nominee which, as fiduciary, cannot take any action without the prior consent of Round Enterprises Ltd.; and an additional 80,604,038 shares of Common Stock which are issuable upon conversion of  currently convertible promissory notes.

	8.	shared voting power 0
	9.
sole dispositive power

141,006,552 all of which are held through Anglo Irish Bank, SA, as nominee which, as fiduciary, cannot take any action without the prior consent of Round Enterprises Ltd.; and an additional 80,604,038 shares of Common Stock which are issuable upon conversion of  currently convertible promissory notes.

	10.	shared dispositive power 0
11.
aggregate amount beneficially owned by each reporting person
141,006,552 all of which are held through Anglo Irish Bank, SA, as nominee which, as fiduciary, cannot take any action without the prior consent of Round Enterprises Ltd.; and an additional 80,604,038 shares of Common Stock which are issuable upon conversion of  currently convertible promissory notes.1

12.	check if the aggregate amount in row (11) excludes certain shares (See Instructions) ☐
13.
percent of class represented by amount in row (11)
47.75% based upon the shares of issued Common Stock held by the Reporting Person and 75.04% if the convertible promissory notes held by the Reporting Person were converted.

14.	type of reporting person (See Instructions) IV/CO

1The aggregate amount beneficially owned includes 141,006,552 shares of common stock in the Issuer and 80,604,038 shares of Common Stock under convertible promissory notes issued by the Issuer to the Reporting Person for a total of 221,610,590 shares of Common Stock beneficially owned by the Reporting Person.

CUSIP No.: 693286 10 6	SCHEDULE 13D	Page 3 of 5

Item 1.  Security and Issuer.

This statement on Schedule 13D (the "Schedule 13D") filed by Round Enterprises, Ltd. ("Round"" or the "Reporting Person") relates to the shares of common stock, par value $0.01 per share (the "Common Stock"), of Mymetics Corporation, a Delaware corporation (the "Issuer"). For purposes of this Schedule 13D, the phrase Common Stock shall include shares covered by convertible notes of the Issuer held by the Reporting Person.  The principal executive offices of the Issuer are located at Route de la Corniche 4, 1066 Epalinges, Switzerland .

Item 2.  Identity and Background.

(a)  This Schedule 13D is being filed by Round with respect to the shares of the Issuer's Common Stock owned by Round and shares of Common Stock issued under a series of convertible promissory notes issued by the Issuer to Round.

(b)  The business address of the Reporting Person is Round Enterprises, Ltd., BVI, Sir William Place, St. Peter Port Guernsey, GYI 4HQ Channel Islands.

(c)  The Reporting Person is in the financial services business.

(d) During the last five years, neither Round nor, to its knowledge, any of its executive officers or directors has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, neither Round nor, to its knowledge, any of its executive officers or directors, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)  The Reporting Person is a citizen of the British Virgin Islands.

The executive officers and directors of Round are as follows:

Directors:   ADL One Ltd. and ADL Two Ltd.

Officers:    Fidsec Limited, Secretary

Item 3.  Source and Amount of Funds or Other Consideration

Each acquisition of securities by Round (or on its behalf and at its direction) was either in open market transactions or through private placements using its own working capital and with personal funds.

CUSIP No.: 693286 10 6	SCHEDULE 13D	Page 4 of 5

Item 4.  Purpose of Transaction.

Round has acquired the common stock for investment purposes.  Round will continuously evaluate its ownership of common stock and the Issuer's business and industry. Depending on market conditions and other factors that Round may deem material to its investment decision, Round may from time to time acquire additional shares of common stock in the open market or in privately negotiated transactions or may dispose of all or a portion of the shares of common stock that Round now owns or may hereafter acquire (whether such shares are owned directly or indirectly through a nominee such as Anglo Irish Bank, SA.  Accordingly, Round should not be considered a passive investor.

Round currently has no plans or proposals, though it the right, to subsequently devise or implement plans or proposals, which relate to or would result in:  (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer's business or corporate structure; (g) changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934 (the "Exchange Act"); or (j) any action similar to any of those enumerated above.

Item 5.  Interest in Securities of the Issuer.

Round beneficially owns an aggregate of 141,006,552 shares of Common Stock in the Issuer and 80,604,038 shares of Common Stock under convertible promissory notes issued by the Issuer to the Reporting Person for a total of 221,610,590 shares of Common Stock beneficially owned by Round. All of these shares of Common Stock are held in the name of Anglo Irish Bank, SA as nominee for Round.  These shares represent in the aggregate an approximate 75.04% ownership in the Issuer.

To the knowledge of Round, none of its directors or officers has any power to vote or dispose of any of Issuer’s shares of common stock, nor did Round (or Anglo Irish Bank, SA on its behalf) effect any transactions in such shares of common stock in the past 60 days, except for conversion of a convertible promissory note on March 19, 2012 in the amount of $1,544,118 for which Round received 19,301,474 shares of Common Stock at a conversion price of $.08 per share of Common Stock.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information required by Item 6 is incorporated herein by reference from Item 4 of this report.

Item 7.  Material to be Filed as Exhibits.

None.

CUSIP No.: 693286 10 6	SCHEDULE 13D	Page 5 of 5

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 5, 2012	/s/ Oliver Norman
Oliver Norman